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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 52964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *P.A.N. Securities, LP*

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 BROADWAY, 24TH FLOOR
                        (No. and Street)

NEW YORK   NEW YORK   10279
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT DEPETRIS   (212) 425.5233
                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS
                (Name -- *if individual, state last, first, middle name*)

1350 AVENUE OF THE AMERICAS   NEW YORK   NEW YORK   10019
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   ***Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.***



OATH OR AFFIRMATION

I, _Scott De Petris_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _P. A. N. Securities LP_ , as of _December 31_ ,20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

P.A.N. Securities, LP

**Financial Statement and
Independent Auditors' Report
December 31, 2012**

P.A.N. Securities, LP
Table of Contents
December 31, 2012

Certified
Public
Accountants

Rothstein Kass
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To P.A.N. Securities, LP

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P.A.N. Securities, LP as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 25, 2013

1

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 1,290,260
Accounts receivable	612,661
Other assets, goodwill	53,819
Total assets	$ 1,956,740
Liabilities and Partners' Equity	
Accrued expenses	$ 9,155
Due to related party	384,489
Total liabilities	393,644
Partners' equity	1,563,096
Total liabilities and partners' equity	$ 1,956,740

The accompanying notes are an integral part of this financial statement.

P.A.N. Securities, LP

Notes to Financial Statements
December 31, 2012

1. Nature of Operations

P.A.N. Securities, LP (the "Partnership") is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered broker-dealers.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent events have been evaluated and considered in the preparation of the financial statements.

Revenue Recognition
The Partnership's revenue is primarily derived from providing access maintenance and professional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with the Partnership's parent company Portware, LLC ("Portware"). The Partnership uses contracts as evidence of an arrangement for AMPS. Fees are assessed as either fixed or transactional and determinable based on a number of factors, including the customer's past payment history and its current creditworthiness. If management determines that collection of a fee is not reasonably assured, revenue is deferred and recognized at the time collection becomes reasonably assured.

AMPS revenue is evidenced by a contract and recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees are charged on a monthly basis and recognized as earned each month.

Transactional based AMPS fees are evidenced by an agreement between the parties and are calculated based on the number of shares transacted during a given month. Revenues are recognized in the month that the transactions are completed.

P.A.N. Securities, LP

Notes to Financial Statements
December 31, 2012

2.   Summary of Significant Accounting Policies (continued)

Unbilled Receivables, Accounts Receivable and Allowance for Doubtful Accounts
Unbilled receivables are estimated based on information provided by the brokers. Unbilled receivables of approximately $239,000 are included in accounts receivable on the statement of financial condition. Any difference between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period, are recorded as an adjustment to revenue in the subsequent period. The Partnership considers all accounts receivable at December 31, 2012 to be collectible and no allowance for doubtful accounts is deemed necessary.

Goodwill
Goodwill is subject to at least an annual assessment for impairment, applying a fair value test. An acquired intangible asset is separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Partnership tested impairment based on current market value for membership and entrance into the regulatory environment and its internal business plans. Management has determined that the carrying amount of goodwill is fairly stated.

Income Taxes
The Partnership is a disregarded entity for tax purposes and is not subject to Federal and State taxes on its income. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The individuals who beneficially own the Partnership are responsible for taxes on their proportionate share of the Partnership's taxable income. The New York City Unincorporated Business Tax on the statement of operations is based upon the Partnership's proportionate share of its parent's tax expense computed as if the Partnership was a standalone entity.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items, and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for periods prior to 2009. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the

P.A.N. Securities, LP

Notes to Financial Statements
December 31, 2012

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes (continued)

   Partnership recording a tax liability that would reduce Partners' equity. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Partnership recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. At December 31, 2012 management has determined that the Partnership had no uncertain tax position that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the period ended December 31, 2012.

3. **Transactions with related parties**

   The Partnership subleases office space from its parent under an operating lease which expires in May 2013, which is expected to be extended. Rent expense was $84,000 for the year ended December 31, 2012.

   The Partnership's parent provides administrative services under an agreement which expires in May 2013, which is expected to be extended. Administrative expenses were approximately $1,263,000 for the year ended December 31, 2012.

   Aggregate future minimum payments for office space and administrative expenses are as follows:

   Year ending December 31,

2013	$ 561,000

4. **Regulatory Requirements**

   The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Partnership's net capital was approximately $897,000, which was approximately $871,000 in excess of its computed minimum capital requirement of approximately $26,000.

   The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Partnership's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and therefore is not required to maintain a "Special Reserve Bank Account for the Benefit of Customers."

P.A.N. Securities, LP

Notes to Financial Statements
December 31, 2012

5.   **Concentrations**

For the year ended December 31, 2012, approximately 58% of the Partnership's revenues were from five customers.   Accounts receivable from these customers was approximately $227,000 as of December 31, 2012.

The Partnership maintains its cash balances in one financial institution, but does not consider itself at risk in this regard.   The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.   Management monitors the financial condition of this financial institution and does not anticipate any losses from these cash balances.